UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant’s name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Second Amended and Restated Articles of Incorporation

Attached to this Report on Form 6-K (this “Report”) as Exhibit 3.1 is a copy of the Second Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (the “Company”), filed with the Registrar of Corporations of the Republic of the Marshall Islands on July 14, 2026. The Second Amended and Restated Articles of Incorporation were approved by the shareholders of the Company at the 2026 Annual Meeting of Shareholders of the Company held on June 17, 2026.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509 and 333-290461) and on Form S-8 (File Nos. 333-258992, 333-264113 and 333-294357).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: July 14, 2026	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer